Exhibit 99.1

Almonty Issues Shareholder Letter and Provides Corporate Update

DILLON, Montana – September 29, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (Frankfurt: ALI1), a leading global producer of tungsten, today issued a letter to shareholders from Lewis Black, Chairman and Chief Executive Officer of Almonty.

Dear Fellow Shareholders,

When I last wrote to you, I described our Sangdong Tungsten Mine (“Sangdong”) as the foundation of our strategy to build a secure, Western-aligned tungsten supply for the United States and its allies. As announced last week, we have now produced the first bags of tungsten concentrate at Sangdong, ready for export. This is a defining moment for Almonty and for Western supply chains: tungsten mined and processed in an allied nation is now a reality. The timing is fitting. Last week, South Korea celebrated Chuseok, its traditional harvest festival, and our team and partners in South Korea are celebrating Sangdong’s first harvest alongside it. With Phase 1 producing and Phase II now underway, Almonty is sailing at full wind and is firmly on the path to becoming one of the largest non-Chinese tungsten producers in the world.

Despite the numerous headwinds we have faced along the way, right up until recently, we have kept our focus and kept our promises. Again, we have shown the market that our actions speak louder than our words, and we are now harvesting the fruits of years of hard work. We have strengthened our operational foundation, expanded our global footprint, built a strong management team and raised our profile in the capital markets and, during 2026, that groundwork has turned into tungsten production.

Sangdong: Thirty-Three Years in the Making

In 1993, the processing plant at Sangdong fell silent, and one of the world’s great tungsten deposits went quiet with it. For more than three decades, the ore stayed in the mountain, waiting.

Last week, that silence ended. Our Sangdong team gathered at the processing facility to watch the first tungsten concentrate come off the line, the first tungsten produced at Sangdong in thirty-three years. For many of the people standing there, it was the result of years of engineering, construction, commissioning, and quiet persistence through every difficult stage of development. For South Korea, it marked the return of a historic mine. For the West, it marked the arrival of the strategic tungsten source it can rely on.

Today, Sangdong is no longer a future promise. The mill is running for 13 hours a day, seven days a week, which will be increased to 24 hours a day, seven days a week, over the coming days. Behind the mill, we have already built a stockpile of approximately 4.6 months of material on site which I would like to reduce as I have no space left for external ore storage. At night when you pass the mineral light over the area, it fluoresces a beautiful deep blue that only higher grade scheelite does. That gives the plant a steady supply of feed for ramp-up and first production, so the mine and the mill can each advance at their own pace. Every tonne that passes through the plant brings Almonty closer to full commercial production, and every bag of concentrate that leaves the site is tungsten that did not exist in the market a week ago.

Sangdong Phase II: The Next Chapter Is Already Underground

The stockpile on the surface does more than feed the mill. It buys us time, and we are putting that time to work. With enough ore on-hand to carry Phase 1 through ramp-up and early production, our mining teams have been free to turn their attention deeper into the mountain, where underground development for Phase II is already well underway.

While the drills advance below ground, the mill above it has gained an important partner. Metso, a global leader in minerals processing technology, is on site at Sangdong, working alongside our operators to support the Phase 1 ramp-up. The same engineers helping us fine-tune today’s plant are laying the technical groundwork for tomorrow’s future.

That brings me to the news many of you have been waiting for.

Phase II is officially a go.

Underground development is progressing, and we are placing orders with Metso for the equipment that will power the expansion, including new mills. The same partner that helped bring Phase 1 to life will now help build its successor. We expect Phase II to be completed in 2027, further ramping capacity to up to 1.2 million tonnes per annum and positioning Sangdong to potentially produce over 460,000 MTU annually, making it one of the largest tungsten mines outside of China and definitively the largest producing currently.

Thirty-three years ago, Sangdong went quiet. This week it came back to life. Before the first year of production is completed, we will already be building its second act.

Putting Our Money Where Our Mountain Is

We have always believed that the best way to show confidence is to act on it. Since launching our previously announced share repurchase program, Almonty has bought back for cancellation 2,914,739 common shares for a total of approximately US$48 million. We did this because we believe our share price does not yet reflect what we are building: a producing mine at Sangdong, a fully funded Phase II expansion, and a strategic position at the heart of Western tungsten supply.

We intend to keep buying, leveraging our fortress balance sheet. Like every listed company, Almonty goes through regular trading blackout periods, for example ahead of financial results, when the Company and its directors, officers and key employees cannot trade. To ensure these periods do not interrupt the program, the Company intends to implement an automatic repurchase plan that is compliant with securities laws. Under this plan, our broker can continue buying shares on the Company’s behalf according to pre-set instructions, including during blackout periods.

The timing and number of any repurchases will depend on market conditions, share price, regulatory requirements and other factors, and the program may be suspended or discontinued at any time.

Beyond Sangdong: Tungsten Already Above Ground

While Sangdong builds for the long term, the West needs tungsten now. We are meeting that need in part by recovering tungsten that has already been mined.

In Spain, Los Santos is returning to work. Our Los Santos Mine has been on care and maintenance since 2020, and its tailings still hold valuable tungsten. We have signed a multi-year, take-or-pay offtake agreement covering at least approximately 1,720 tonnes of contained WO₃ recoverable from those tailings. The result is a fast-track source of European Union (“EU”) origin tungsten with a committed customer in place from the first day of production.

Although no one has commercially recovered tailings in the West so far, we spent four years investigating how best to do it. We may not be the most handsome looking team, but we know Tungsten better than anyone else given how long we have been successfully doing it, and doing it in much more trying times than we currently find ourselves in.

If this initial tailings project proceeds as planned, then we can turn our attention to our 136 years worth of tailings in Portugal and from there to any abandoned site in the EU which has to be reclaimed. I have always spoken to the fact that we survived the last twenty plus years by being extremely efficient and innovative. Pivoting to tailings in the EU, when permitting mines there appears to be next to impossible, clearly demonstrates that we have not forgotten where we came from.

In Africa, we have taken our first step with a new partner. Earlier this month, Almonty and the Government of Rwanda formed Almonty Rwanda, a joint venture in which the Government will hold a 25% position in exchange for contributing the Shyorongi tungsten exploration concession and a mineral processing license. Rwanda is the only African country among the world’s ten largest tungsten producers. Through the partnership, we can collect, upgrade and export ore, pre-concentrate and tailings that Rwanda’s miners are already producing today, while we explore for the future and work toward a centralized processing plant. It is the first of several avenues we are pursuing, at the request of the Western tungsten industrial base, to close the supply gap faster. All under the Almonty and Rwandan Government banner.

Old tailings in Spain, existing production in Rwanda, and a mountain in Korea that waited thirty-three years share one purpose: putting more Western tungsten into the market, sooner.

Closing Thoughts

There will always be voices that doubt, and there will always be reports that predict the worst. Our answer to them has never been words. It has been tonnes of ore through the mill, bags of concentrate leaving the site, industry-high margins and agreements signed with governments and industry leaders. In my view, tungsten has never mattered more than it does today. It is in almost everything that powers modern life, from the phone in your pocket to the car you drive, the aircraft overhead and the equipment that defends our country and its allies.

In most of those applications there is simply no substitute. Demand does not disappear because someone writes that it will. The world needs tungsten, and it needs it from reliable sources it can trust. Demand destruction occurs due to lack of availability, not price.

After more than a decade of hard work, I am proud to see Almonty growing, against every headwind, into a company that the industrial base always knew we were. On behalf of the entire team at Almonty, I would like to thank my fellow shareholders for their continued support and confidence.

Sincerely,

Lewis Black

Chairman, President & Chief Executive Officer

P.S: I haven’t forgotten about our incredible fully permitted Molybdenum project three hundred feet (100m for our metric colleagues) from Sangdong and our incredible customer and offtake in Korea for all its output. Today’s shareholder letter is about Tungsten, but Molybdenum is not far behind.

About Almonty Industries Inc.

Almonty (NASDAQ: ALM) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law, and persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning production at Sangdong, the development, timing and production at Sangdong Phase II, the ability to utilize and the benefits of the share repurchase plan, the viability and impact of the Los Santos Mine offtake agreement and its impact on similar agreements across the EU and elsewhere, the expected benefits of the Company’s joint venture in Rwanda and its ability to otherwise collect, upgrade and export ore, pre-concentrate and tailings that form Rwanda’s miners, the ability to complete Almonty’s Molybdenum project, the global demand for tungsten, the ability of Almonty’s senior management to execute its business plan, the overall profitability of the Company’s operations, the absence of material adverse changes in our industry and the markets in which we operate, inflationary pressures, supply chain disruptions, and commodity market volatility, and trends in our industry and markets, including the competitive environment and other risks identified in the Company’s public filings. These statements are based on assumptions and important factors that, if untrue, could cause actual results to differ materially. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

Key assumptions upon which the Company’s forward-looking information is based include, without limitation, production at Sangdong, the development, timing and production at Sangdong Phase II, the ability to utilize and the benefits of the share repurchase plan, the viability and impact of the Los Santos Mine offtake agreement and its impact on similar agreements across the EU and elsewhere, the expected benefits of the Company’s joint venture in Rwanda and its ability to otherwise collect, upgrade and export ore, pre-concentrate and tailings that form Rwanda’s miners, the ability to complete Almonty’s Molybdenum project, the global demand for tungsten, the ability of Almonty’s senior management to execute its business plan, the overall profitability of the Company’s operations, the absence of material adverse changes in our industry and the markets in which we operate, inflationary pressures, supply chain disruptions, and commodity market volatility, and trends in our industry and markets, including the competitive environment. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 under the heading “Risk Factors” and in the Company’s management’s discussion and analysis for the three and six months ended June 30, 2026 and 2025 dated August 11, 2026 under the heading “Risks and Uncertainties” and the risk that any corporate governance changes will not be implemented. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us